November 8, 2019

Nancy R. Phelan
Chief Executive Officer
Adhera Therapeutics, Inc.
4721 Emperor Boulevard, Suite 350
Durham, NC 27703

       Re: Adhera Therapeutics, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed October 11, 2019
           File No. 000-13789

Dear Ms. Phelan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Michael T. Campoli, Esq.